UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                                    PCD Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    69318P106
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                                 (CUSIP Number)

                                  -------------
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                                                               Page 2 of 5 Pages
                                  SCHEDULE 13G
CUSIP No. 69318P106

================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Emerson Electric Co.         43-0259330
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Missouri
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                  5    SOLE VOTING POWER                1,918,080 shares*
NUMBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY      6    SHARED VOTING POWER              0
OWNED BY EACH     --------------------------------------------------------------
REPORTING         7    SOLE DISPOSITIVE POWER           1,918,080 shares*
PERSON WITH       --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER         0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,918,080 shares*
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     32.9%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     CO
================================================================================

                     *See Item 4 for additional information.

                                                               Page 3 of 5 Pages
                                  SCHEDULE 13G
CUSIP No. 69318P106

Item 1(a). Name of Issuer:

           PCD Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           2 Technology Drive, Centennial Park
           Peabody, Massachusetts 01960-7977

Item 2(a). Name of Person Filing:

           Emerson Electric Co.

Item 2(b). Address of Principal Business Office or, if None, Residence:

           8000 W. Florissant Avenue, P.O. Box 4100
           St. Louis, Missouri 63136

Item 2(c). Citizenship:

           Missouri

Item 2(d). Title of Class of Securities:

           Common Stock, $.01 par value

Item 2(e). CUSIP Number:

           69318P106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (a) [ ] Broker or dealer registered under Section 15 of the Act,

           (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

           (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

           (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

                                                               Page 4 of 5 Pages
                                  SCHEDULE 13G
CUSIP No. 69318P106

           (g) [ ] Parent Holding Company, in accordance with
                   Rule 13d-1(b)(ii)(G); see Item 7,

           (h) [ ] Group, in accordance with  Rule 13d-1(b)(1)(ii)(H).

Item 4.    Ownership.

           (a) Amount beneficially owned:

               1,918,080 shares - includes 743,280 shares held by InnoVen III Corporation, a wholly-owned subsidiary, and 36,000 shares subject to currently exercisable options held by H. F. Faught, a consultant to Emerson Electric Co.

           (b) Percent of class:

               32.9%

           (c) Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:

                     1,918,080 shares (includes 36,000 shares not outstanding)

               (ii)  Shared power to vote or to direct the vote:

                     0

               (iii) Sole power to dispose or to direct the disposition of:

                     1,918,080 shares (includes 36,000 shares not outstanding)

               (iv)  Shared power to dispose or to direct the disposition of:

                     0

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable

Item 8.    Identification and Classification of Members of the Group.

           Not applicable

                                                               Page 5 of 5 Pages
                                  SCHEDULE 13G
CUSIP No. 63318P106

Item 9.    Notice of Dissolution of Group.

           Not applicable

Item 10.   Certification.

           Not applicable

                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 3, 1997
                                        ----------------------------------------
                                                        (Date)

                                        /s/ Walter J. Galvin
                                        ----------------------------------------
                                                      (Signature)

                                        W. J. Galvin
                                        Senior Vice President-Finance and
                                        Chief Financial Officer
                                        ----------------------------------------
                                                     (Name/Title)